December 15, 2006

Via edgar

Mr. John D. Reynolds

Assistant Director

Office of Emerging and Growth Companies

United States Security and Exchange Commission

100 F. Street, N.W.

Mail Stop 7010

Washington, D.C. 20549-7010

RE:

Cord Blood America, Inc.

Form SB-2, Amendment 2 filed September 20, 2006

File No. 333-131819

Dear Mr. Reynolds:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission’s letter dated October 30, 2006 regarding Registration Statement on Form SB-2, File No. 333-13189

General

Comment 1:

Due to the nature and size of the transaction being registered, the offering is not appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i).

Response:

As of December 8, 2006 the Company had 41,091,845 shares outstanding.  Of those outstanding shares, 29,173,207 were held by Non- Affiliates.  The 8,571,962 shares being registered to Cornell represents 30.00% of the Non Affiliate total.

Comment 2:

Please file Schedule I to Exhibit 10.47 to Form 8K filed September 12, 2006 and dated September 9, 2006.

Response:

Schedule I to Exhibit 10.47 to Form 8K was filed on September 12, 2005 versus the above referenced year of 2006.  A review of Exhibit 10.47 to Form 8K does show inclusion of Schedule I, Schedule of Buyers, as Cornell Capital Partners, LP.

Comment 3:

Revise the prospectus wherever applicable to show that pursuant to the October 13, 2006 agreement with Cornell, the terms of the debenture can be converted at $0.101 per share and the potential effect on the market for the registrant’s stock.

Response:

Updated wherever applicable throughout the document.

Comment 4:

We note the amendment to the Securities Purchase Agreement and related agreements on June 27, 2006.  In light of the amendment, please explain how the transaction was a completed private placement.  We may have further comment.

Response:

On June 27, 2006, the Company and Cornell Capital Partners, LP entered into a Letter of Agreement whereby Cornell Capital merely agreed to extend the time for the company to comply with its obligations under its Securities Purchase Agreement, dated September 9, 2005 and the Investors Registration Rights Agreement, dated September 9, 2005, as amended December 23, 2005.  With respect to increasing its number of shares of authorized common stock and having the registration statement declared effective by the Commission, the Company agreed to waive the conversion restriction that prohibited Cornell Capital from converting any amounts under the convertible debentures before September 9, 2006.  In light of these facts, the Company considers this agreement an extension of time, not an amendment of the Company’s or Cornell’s obligations under the Securities Purchase Agreement and Investor Registration Rights Agreement.

In light of this being the 3rd amendment, we ask for expediency of review by the Commission.

Warmest Regards,

Matthew L. Schissler

Chairman & CEO

Cord Blood America, Inc.